

INTERNATIONAL
URANIUM (USA)
CORPORATION

Independence Plaza, Suite 950 • 1050 Seventeenth Street • Denver, CO 80265 • 303 628 7798 (main) • 303 389 4125 (fax)

June 3, 2005

VIA FEDEX

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: H. Roger Schwall, Assistant Director

Re: International Uranium Corporation
Form 20-F for the year ended September 30, 2004
File No. 0-24443

Dear Mr. Schwall:

Thank you for your letter of May 18, 2005, regarding International Uranium
Corporation's ("IUC's") Form 20-F for the year ended September 30, 2004. We respond
to your comments as follows:

1.   Controls and Procedures, page 73

We have revised the disclosure in Item 15(d) to refer to the period covered by the annual
report, the year ending September 30, 2004. The disclosure now reads as follows:

> There has been no change in the Company's internal control over financial
> reporting that occurred during the fiscal year ending September 30, 2004
> that has materially affected, or is reasonably likely to materially affect, the
> Company's internal control over financial reporting.

Financial Statements

_____ Auditors' Report, page F-1

2.   Our auditors have amended their Auditors' Report by adding the phrase "and the
standards of the Public Company Accounting Oversight Board (United States)" to
the end of the first sentence in the second paragraph of the Report.

3.   We have added "PricewaterhouseCoopers LLP" above the phrase "Chartered Accountants" in the signature block of the letter to identify our auditors.

The form of Auditors' Report that was issued by PricewaterhouseCoopers and was included in the Annual Report to Shareholders for the fiscal year ending September 30, 2004 was in the correct form and included the changes discussed under 2 and 3 above. Unfortunately, the wrong form of Auditors' Report was inadvertently included in the Form 20-F.

A draft copy of Amendment No. 1 to the Form 20-F, blacklined to indicate the foregoing changes as well as ancillary changes to pages 1 and 2 of the Form 20-F, is enclosed for your review and approval.

As discussed with Mr. Karl Hiller of your office, we will not file Amendment No. 1 to the Form 20-F until we receive your approval or comments on our proposed changes as detailed in this letter and the enclosed draft amended Form 20-F.

If you have any questions or require any further information, please contact the undersigned. Thank you very much.

Yours truly,



David C. Frydenlund
Vice President and General Counsel

cc: Ron F. Hochstein, IUC
      William A. Wiese, Esq.
      Len Boggio, PricewaterhouseCoopers, LLP

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